Exhibit 4.23

Ellomay Capital Ltd.

Directors and Officers Compensation Policy

As approved on June 18, 2013 and updated on July 5, 2016

1.	Objectives & Content

In this document we will define and detail Ellomay Capital Ltd.’s (the “Company” or “Ellomay”) compensation policy regarding the Company’s Directors and Officers (CEO, CEO's direct reports) (the “Compensation Policy”).

The publication of the Compensation Policy is intended to increase the transparency and visibility of Ellomay's activities regarding all aspects of its Directors’ and Officers’ compensation and to enhance its shareholders' ability to influence the compensation of the Company's Directors and Officers.

The Compensation Policy is worded in the masculine form only for purposes of convenience and is designated for equal and identical application to women and men, without any difference or change.

It is stressed that this Compensation Policy does not grant any rights to the Company’s Directors and Officers, and the adoption of this Compensation Policy per se will not grant any of the Company’s Directors and Officers a right to receive any component of compensation set forth in this Compensation Policy. The components of compensation to which a Director or Officer will be entitled will be exclusively those that are determined specifically in relation to him in accordance with the requirements of the Israeli Companies Law, 1999 and the regulations promulgated thereunder (together, the “Companies Law”).

It is clarified that in the event a Director or Officer receives compensation that is less than the compensation in accordance with this Compensation Policy, it will not be regarded as a deviation from this Compensation Policy, and such terms of his service or employment will not necessitate the approval of the General Meeting that is required in the event of approval of terms of service and employment that deviate from the compensation policy.

2.	General

2.1.	Compensation Policy Purposes:

The Compensation Policy is designed to support the achievement of the Company's long term work plan goals and ensure that:

2.1.1.	Officers' interests are as closely as possible aligned with the interests of Ellomay's shareholders;

2.1.2.	The correlation between pay and performance will be enhanced;

2.1.3.	Ellomay will be able to recruit and retain top level senior managers capable of leading the Company to further business success and facing the challenges ahead;

2.1.4.	Ellomay’s Officers will be motivated to achieve a high level of business performance without taking unreasonable risks;

2.1.5.	An appropriate balance will be established between different compensation elements – fixed vs. variable, short term vs. long term and cash payments vs. equity based compensation.

2.2.	The organs involved in the determination of the Compensation Policy are:

2.2.1.
Compensation Committee – Provides the BOD (as hereinafter defined) with recommendations regarding the appropriate Compensation Policy, the required updates to the Compensation Policy and its renewal and approves Directors' and Officers' service and employment terms and conditions.

2.2.2.	Board of Directors (“BOD”) – Approves the Compensation Policy for Directors and Officers and is responsible for periodical reviews of the Compensation Policy and its updating if necessary.

2.2.3.	The General Meeting of Shareholders – Approves the Compensation Policy for Directors and Officers to the extent that such an approval is required by law.

2.3.	Business environment and its impact on Company Officers' compensation:

Ellomay is in the business of energy and infrastructure with operations that currently mainly include production of renewable and clean energy. The Compensation Policy is intended to ensure the Company’s ability to retain and recruit a dedicated and experienced professional management that will be able to successfully promote the Company’s interests and manage its business, operations and assets.

3.	Compensation of Directors and Officers in view of the Company's Values and Strategy

3.1.	The connection between the Company's results and Officers' compensation:

We believe the total compensation of our Officers should be influenced by our business results as well as each Officer's individual contribution to the achievement of these results.

3.2.	The ratio between the compensation of Directors and Officers and the other employees of the Company (including contractors):

The Compensation Committee and the BOD will review, from time to time, the ratio between the total cost of employment of each of the Directors and Officers and the average and median cost of employment of the rest of the employees (including contractors) and discuss its possible impact on labor relations within the Company.

In the opinion of the Compensation Committee and BOD members, the current ratio is appropriate and reasonable in view of the nature of the Company, its size, the mixture of manpower and its field of operation and has no negative impact on the labor relations within the Company.

4.	Basic Concepts of the Company's Compensation Policy

Directors’ and Officers' compensation should include a number of elements so that each of these elements rewards a different aspect of their overall contribution to the Company’s success:

•
Fixed Base Salary, Director Fees or Management Service Fee – Compensates Directors and Officers for the time they devote to performing their roles in the Company and for the daily performance of their tasks. The fixed base salary correlates to the Officer's skills (such as: experience, position knowledge, expertise, education, professional qualifications, etc.), on the one hand, and to the job requirements as well as the authority and responsibilities the job caries, on the other hand.

•
Social and Incidental Benefits –Several of the social benefits are mandatory according to different local legislation (such as: pension and long term savings, severance pay, vacation, sick leave, etc.), others are provided according to market specific conventions and enable the Company to compete in the working environment (such as education funds and company cars in Israel) and the remainder are meant to complement the Fixed Base Salary and compensate the Officers for expenses incurred in connection with their job requirements (such as: travel expenses or allowances).

•
Variable, Performance Based Rewards (Annual Bonus, Commissions and Grants) – Reward Directors and Officers for their contributions to the Company’s success and achievement of business goals during a defined timeframe.

•
Equity Based Compensation – Designed to strengthen the link between long term shareholders’ returns and the Company’s Directors’ and Officers’ rewards. This type of reward creates a stronger correlation between Directors’ and Officers’ motivation and interest and the interests of the Company’s shareholders. Another significant effect of Equity Based compensation is its contribution to retention, due to its inherent long term characteristics.

To ensure an adequate fit of all reward elements and the appropriate construction of the Total Compensation Package, all compensation elements of a Company Director or Officer will be presented to the approving organ prior to approval of any specific payment or reward.

5.	Compensation Elements

5.1.	Fixed Compensation:

Fixed Compensation (base salary and benefits) for the Company’s Directors and Officers (other than non-employee and external Directors) will be as detailed in the following table

Position	Total Fixed Compensation monthly maximum in NIS** and USD***
Chairman*	Up to 88,000 NIS (23,250 USD)
CEO*	Up to 110,000 NIS (29,062 USD)
Officer Reporting to CEO	Up to 93,500 NIS (24,703 USD)
Active Director*	Up to 66,000 NIS (17,437 USD)

* The Company’s Chairman of the BOD, CEO and Active Director are currently representatives of the Company’s controlling shareholders and are compensated for their BOD services and for management services based on a management services agreement. Should the Company resolve to retain the services of Directors or Officers performing similar functions who are not representatives of controlling shareholders, this policy will apply.

** These amounts will be linked to increases in the Israeli CPI

*** USD rate of 3.785 NIS

A deviation of up to 10% above these amounts will not be deemed to deviate from the terms of this Compensation Policy.

5.2.	Fixed Base Salary:

5.2.1.	Determining the Fixed Base Salary of the Company’s Officers

The Fixed Base Salary for the Company’s Officers is first determined based on a pre-defined salary range. The range for each position will be based on:

•	Relevant peer group benchmark data.

•	Job requirements, authority and responsibilities the job caries and prior agreements executed with the Officer.

•	Education, skills, expertise, professional experience and achievements of the Officer.

•	Internal ratios between positions and between the Officer and the other employees (including contractors) of the Company.

•	The Company's financial situation, business challenges and goals.

The pay grade, approved within said range, will reflect the Officer's skills and fit into the intended position.

In Israel, the Company’s Officers are naturally exempt from the provisions of the Israeli Working and Rest Hours Law, as they hold senior managerial positions as defined in such Law. Therefore, they are not entitled to any additional compensation for overtime.

5.2.1.1.	Market Comparisons (Benchmark):

In order to set the Fixed Base Salary (and other compensation elements) ranges for recruitment of Officers to the Company, a comparative compensation study maybe conducted in the relevant market, reviewing similar position holders in comparable companies in the relevant geographies. The comparative study will cover companies meeting as many criteria as possible from the following list:

•	Holding companies, preferably in the areas of renewable and clean energy, life science and hi-tech ;

•
Publicly traded companies whose shares are traded on the Tel-Aviv Stock Exchange or Israeli companies whose shares are traded on the NASDAQ or NYSE markets and their market cap and/or shareholders' equity are close to that of Ellomay;

•	Companies competing with Ellomay for managerial talent and for potential Company Officers in particular;

Companies for which no reliable data can be collected will not be included in the comparison, even if they meet many or even all other criteria.

The comparative study will cover all compensation elements and will present (if data availability allows) the following:

•	Customary Fixed Base Salary range for similar roles (including data distribution);

•	Customary range for Annual Bonus (in terms of percentage of annual salary);

•	Customary range for Equity Based Compensation economic value on the date of grant (in terms of percentage of annual salary);

•	Customary fringe and other benefits.

5.2.1.2.	Internal comparison – gaps between Officers' compensation and between the Officer and the rest of the employees:

Before determining a Company Officer's pay, the following considerations, including their impact on labor relations in the Company, in general, and within the management team in particular, will be taken into account:

•	The ratio between the Officer's compensation and the compensation of all other Company Officers at the same level;

•	The ratio between the Officer's cost of employment and the cost of employment of all other Company employees (including contractors).

These amounts will be reviewed from time to time, compared to prevailing relevant market conditions and cost of living and updated if necessary.

5.2.2.	Annual salary review principles and indexing:

In order to retain Company Officers for long periods, their Fixed Base Salary will be reviewed from time to time in comparison to similar roles in the relevant market, taking into consideration the Company's financial situation. If necessary, a pay increase request will be presented to the relevant organs for approval. Automatic indexing mechanism (to the relevant CPI) may apply to the Officers' pay.

5.2.3	Directors Cash Compensation:

The cash compensation of non-employee and external Directors will be determined in accordance with the Compensation Regulations for External Directors and/or the Companies Regulations (Relief for Public Companies whose Shares are Traded in a Stock Exchange Outside Israel), as the case may be, and shall not exceed the maximum compensation permitted by these regulations.

In addition, Directors will be entitled to reimbursement for expenses incurred in the performance of their work, including trips overseas for work purposes.

5.3.	Variable compensation:

Variable compensation elements are intended to achieve the following goals:

•
Linking part of the Company’s Officers' compensation to the achievement of business goals and targets which will, in the long term, maximize shareholders’ return and create a joint interest between Company Officers and shareholders;

•	Increasing Company Officers' motivation to achieve long term Company goals; and

•	Correlating part of the Company's pay expenses with its business performance and increasing financial and operational flexibility.

5.3.1.	Ratio between elements of the compensation package

The appropriate ratio between the fixed components of Directors' and Officers' compensation and their variable compensation are as follows:

Position	Annual Variable Compensation in Cash	Annual Equity Based Compensation *
Chairman	Up to 6 monthly base salaries or the equivalent thereof	--
CEO	Up to 6 monthly base salaries or the equivalent thereof	Up to 6 monthly base salaries or the equivalent thereof
Officer Reporting to CEO	Up to 6 monthly base salaries	Up to 6 monthly base salaries
Non-Employee and External Directors	--	Fixed grant pursuant to the Company's Option Plan for Non-Employee Directors
Active Director	Up to 6 monthly base salaries or the equivalent thereof	--

*At the time of grant

The aggregate variable performance based compensation (cash and equity) shall not exceed 9 monthly base salaries on an annual basis.

5.3.2.	Annual Bonus Principles

An Annual Bonus Plan may be approved for a specific fiscal year.  An Annual Bonus Plan will be approved by the requisite approvals under the Companies Law and will include the following definitions:

•	The duration of the bonus plan;

•	The financial measure for calculating the bonus for a Director or Officer shall be chosen from between the Market Cap, Operating Income or Equity;

•	The percentage from the selected measure that will be paid to each Director or Officer as a bonus;

•	The threshold condition for the payment of the bonus will be the existence of operating profit during the plan period;

•	Target Bonus definition – the Target Bonus is the bonus paid when goals are met at precisely 100%.

•
Maximum Bonus – the maximum bonus for a Director or Officer per annum will not exceed 6 monthly base salaries and, to the extent the Company does not have profits for such year, the maximum bonus for a Director or Officer for such year will not exceed 2 monthly base salaries.

•	The measures and their weights used to assess the Directors' or Officers' success and calculate the bonus.

•
Payment terms – to the extent the bonus exceeds 3 monthly base salaries, any such excess will be paid to the Officer or Director only following the approval of the results of the subsequent year and subject to there being no decrease during such subsequent year in the financial measure used to calculate the bonus.

5.3.2.1.	Defining the Bonus Plan Measures and Targets

As part of the development of an annual Bonus Plan, plan measures and annual targets will be set as a basis for the evaluation of Company CEO or Directors' performance during the year. The Plan will include 2 types of measures:

•
Company Measures – Financial measures for Company performance such as: Market Cap, Operating Income, Equity, etc. These measures will be the same for all Company Officers and Directors and will have a weight of between 80%-100% of the total bonus.

•
Managerial Appraisal – An evaluation of the performance of each Officer in non-quantitative aspects of their contribution to the Company’s long term success. The managerial appraisal score will have a weight of up to 20% of the total bonus.

The Bonus of the CEO and Directors, to the extent it does not exceed the amounts set forth in the Companies Law (currently three monthly salaries per year for all variable compensation), may be based entirely on non-measurable criteria taking into account the contribution of the director or CEO to the Company.

Bonuses for Officers other than the CEO may be based entirely on non-measurable criteria, subject to the ranges determined in Section 5.3.1.

5.3.2.2.	Setting the Bonus budget; reviewing and reducing bonuses

The total annual bonus budget will be calculated according to the sum of the Maximum Bonuses of all Company Officers participating in the plan.

Following the approval of the bonus plans and of the annual financial reports for the relevant fiscal year, the recommended bonuses will be presented to the Compensation Committee and the BOD.

The Compensation Committee and the BOD will have the authority to reduce the Annual Bonus based on their discretion considering the following aspects:

•	The recipient’s contribution to the development of Company's business beyond the recipient’s direct responsibility;

•	The Quality and speed of the recipient’s reaction to crises and other unexpected events;

•	The overall managerial performance of the recipient’s, motivating employees and leadership.

5.3.2.3.	Grant payment and refunding mechanism

The Annual Bonuses will be paid with the first monthly salary following the review by the BOD, usually immediately following the approval of the annual financial reports.

Each Director and Officer will sign a document committing to refund any part of the annual bonus paid based on financial measures that may in the future prove to be based on a mistake which will require a restatement of the financial statements during the 3 years following the mistaken report or based on any claw-back mechanism applicable to the Company. Such refund will be made within 6 months of publication of the restated financial statements.

5.3.3.	Equity Based Compensation

As part of the overall Directors and Officers compensation package in public companies, it is standard practice to offer a component of equity based compensation, which aims to establish proximity of interest between the relevant Directors and Officers and the shareholders of the Company.  Given the long term nature of the equity compensation plans, they support the ability of the Company to retain its senior managers in their positions for a long period.

In light of the advantages that stem from equity compensation plans, Ellomay will consider offering its Directors and Officers the option of participating in an equity compensation plan, based on the following:

5.3.3.1.	Tools of Equity Compensation

The option plan will be defined and implemented in a manner that complies with the requirements of the relevant law of the countries in which the Directors and Officers are residing or are employed. In Israel, the plan will, to the extent possible, comply with the provisions of Section 102 of the Income Tax Ordinance.

The option grants presented for approval shall include the following details:

•	The maximum number of options to be granted.

•	The value of the equity based compensation (at the time of grant) per year, for each Officer, shall not exceed the amounts set forth in Section 5.3.1.

•	The per-share exercise price of the options will not be lower than the known closing price in the market at the date of grant.

•	The allocation of options between the various Directors and Officers and the existence of reserves for grants to Directors and Officers who may join the Company during the period of the plan.

•
Options granted to Directors under the current option plan of the Company (i.e., an annual option grant of options to acquire 1,000 ordinary shares) will vest in one installment on the first anniversary of the grant date. Options granted to Officers will commence vesting on the first anniversary of the grant date and will vest over a period of not less than three years from the date of grant.

•	The possibility of defining the maximum value for exercising of an option.

•	The possibility of conditioning the vesting of part or all of the options of some of the Officers upon the achievement of predetermined performance goals.

•	The expiration date of the options shall not be shorter than a year from the vesting date of each portion and shall not be longer than ten years after the grant date;

•	Terms in connection with the option holder leaving the Company (due to dismissal, resignation, and death or disability) and changes in Company ownership.

5.3.3.2.	Option Grants

Subject to the approvals required under the Companies Law, 1999, the Directors and Officers will be granted options to purchase shares of the Company pursuant to the provisions of the approved option plan.

When a new Officer joins the Company during the period of an option plan, the Company will consider granting options to the joining Officer out of the reserve determined in the relevant option plan.

The Company will grant options to its non-employee and external Directors based on the terms of the applicable option plan of the Company.

5.3.3.3.	Options Exercise

Upon the vesting of each portion of the options granted, each Director and Officer will be entitled to exercise the vested options at his disposal held by the trustee (to the extent relevant).

5.4.	Additional terms and fringe benefits

5.4.1.	Pension, disability and life insurance

The Company will provide all Company Officers with Pension, Long Term Disability and life Insurance according to local practices and legislation.

The Company’s contributions will be calculated based only on the Fixed Monthly Salary and matching deductions will be made from the Officers' salary.

Officers in Israel will sign the form of the general confirmation of the Labor Minister pursuant to section 14 of the Severance Payment Law, at the time of the renewal of agreements or the recruitment of a new Officer, and the Company shall contribute the severance payments of the Officer to the pension fund/managers insurance, in accordance with the Officer’s choice concerning the contributions to pension insurance.

5.4.2.	Education Fund

The Company will contribute to the Education Fund at the rate of 7.5% of each Officer's Fixed Monthly Salary and deduct 2.5% from the Officer's Fixed Monthly Salary and will transfer these sums to an Education Fund to be chosen by the Officer.

5.4.3.	Company Car / Transportation Allowance

The Company will allow Officers to choose to waive part of their salary in lieu of the Company placing a vehicle at their disposal for their personal use, as customary in system of operative leasing. With respect to new Officers, the Company will not bear the cost of the tax applicable to the value of the use of the vehicle.

5.4.4.	Expenses and incidentals

Officers will be entitled for reimbursement for any expenses incurred in the course of performing their roles, according to relevant Company procedures.

5.4.5.	Annual Vacation and Sick Leave

Officers will be entitled to annual vacation and sick leave according to applicable law and prevailing Company procedures, taking into consideration any relevant prior tenure in similar roles (or according to local legislation).

5.4.6.	Others

Officers will be entitled to any additional benefits and perquisites according to Company Procedures and any relevant local legislation.

6.	Termination Terms

Company Officers will be entitled to an Advance Notice period prior to termination of employer / employee relations of up to 6 months.

The actual Advance Notice period for each Officer will be determined in the employment agreement of each Officer.

Unless the BOD decides to release the Officer from this obligation, the Officer will be required to continue performing all role responsibilities During the Advance Notice period.

7.	Non-Competition

The Officers will give a written undertaking, at the time of signing the employment agreement with the Company, to refrain from any competition with the Company for a period that shall not be less than six months from the termination date of their employment by the Company.

8.	Indemnification, Exemption and Insurance of Directors and Officers

The Directors and Officers will be covered by a Directors and Officers insurance liability policy, to be periodically purchased by the Company, subject to the requisite approvals under the Companies Law.  The Company has granted, and will continue to grant, letters of indemnification and exemption letters to its Directors and Officers, subject to the requisite approvals under the Companies Law; provided, however, that the Company may not in the future provide exemption letters to an Officer or Director for an action or transaction in which a controlling shareholder (as such term is defined in the Companies Law) or any other Officer or Director (including an Officer or Director who is not the Officer or Director the Company has undertaken to exempt) has a personal interest (as such term is defined in the Companies Law).

The aggregate indemnification amount payable by the Company to all indemnified persons, pursuant to indemnification undertakings to be granted to Officers and Directors from the adoption date of this limitation, in respect of any occurrence of the events specified in the exhibit to the indemnification undertaking, shall not exceed 25% of the Company’s shareholders’ equity according to the latest reviewed or audited consolidated financial statements approved by the Company’s Board of Directors prior to the date on which the indemnification amount is paid.

9.	Policy maintenance – Authority and Responsibility

9.1.	Keeping the Policy current

The CFO is responsible for keeping this Compensation Policy current.

9.2.	Approval of changes to the Compensation Policy

Updates to this Compensation Policy will be approved by the Compensation Committee, the BOD and the General Meeting as required by Companies Law.